SWINGLINE NOTE

$2,500,000.00                                                 February 20, 2004


     FOR VALUE RECEIVED, the undersigned, GOLDEN ROAD MOTOR INN, INC., a Nevada corporation (the "Borrower") promises to pay to the order of WELLS FARGO BANK, National Association (the "Swingline Lender") at its principal office at 5340 Kietzke Lane, Suite 201, Reno, Nevada 89502, Attention: Rochanne Hackett, Commercial Banking Division, or at such other location as may be directed from time to time by Swingline Lender by written notice to Borrower, the principal sum of Two Million Five Hundred Thousand Dollars ($2,500,000.00) or, if less, the aggregate unpaid principal amount of all Swingline Advances (as defined in the Credit Agreement, hereinafter defined) made by the Swingline Lender to or for the benefit of Borrower pursuant to the Credit Agreement, in the manner and at the times set forth in Section 2.08 of the Credit Agreement and, in any event, on or before thirty-five (35) days prior to February 23, 2009. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement.

     Borrower also promises to pay interest on the unpaid principal amount hereof from time to time outstanding from the date of each Swingline Advance until repaid at the Base Rate plus the Applicable Margin, and on the dates specified in the Credit Agreement and in any event on or before thirty-five
(35) days prior to the Maturity Date, as defined in the Credit Agreement.

     Payments of both principal and interest are to be made in lawful money of the United States of America in same day or immediately available funds.

     This Swingline Note is the Swingline Note described in, and is subject to the terms and provisions of that certain Credit Agreement of even date herewith executed by and among Borrower, Guarantor, Lenders, Swingline Lender, L/C Issuer and Agent Bank, as described and defined therein (as amended, modified, supplemented or restated from time to time, the "Credit Agreement") and payment of this Swingline Note is secured by the Security Documentation. Reference is hereby made to the Credit Agreement for a statement of the rights and obligations of the Borrower, a description of the properties mortgaged and assigned, the nature and extent of the collateral security and the rights of the parties to the Security Documentation in respect of such collateral security, and for a statement of the terms and conditions under which the due date of this Swingline Note may be accelerated. Upon the occurrence of any Event of Default as specified in the Credit Agreement, the principal balance hereof and the interest accrued hereon may be declared to be forthwith due and payable.

     In addition to and not in limitation of the foregoing and the provisions of the Credit Agreement, the Borrower further agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys' fees and legal expenses, incurred by the Swingline Lender in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by acceleration or otherwise.

     All parties hereto, whether as makers, endorsers, or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.


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     This Swingline Note is issued under, and subject to, the terms, covenants and conditions of the Credit Agreement, which Credit Agreement is by this reference incorporated herein and made a part hereof.

     THIS SWINGLINE NOTE HAS BEEN DELIVERED IN RENO, NEVADA AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEVADA.


GOLDEN ROAD MOTOR INN, INC.,
a Nevada corporation


By: /s/ Ben Farahi
    --------------
        Ben Farahi,
        Secretary


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